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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:        June 30, 1994
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-15942
(Check One):  |x| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR                -----------------------------
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                                                                                                             CUSIP NUMBER
                                                                                                              45810 P133
     For Period Ended:  December 28, 1996                                                           -----------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Integrated Brands Inc.
____________________________________________________________________________________________________________________________________
Full Name of Registrant

____________________________________________________________________________________________________________________________________
Former Name if Applicable

4175 Veterans Highway, 3rd Floor
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Ronkonkoma, New York 11779
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-K filing for the period ended December 28, 1996 could not be filed within the prescribed time period due to unforeseen delays in the preparation of the report.




                                                                                                                     SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Gary P. Stevens                            (516)                                    737-9700
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months (or for such shorter)  period that  the  registrant was required to file such reports been filed? If answer is no,
    identify report(s).                                                                                       |x| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |x| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

    Please see attached sheet.

====================================================================================================================================

                                                       INTEGRATED BRANDS INC.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1997                                                         By: /s/ Gary P. Stevens
--------------------                                                         -----------------------
                                                                                President, Treasurer
                                                                                (Principal Financial
                                                                                Officer)

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.



                            Integrated Brands, Inc.

Attachment to Form 12b-25


Part IV, 3.


     The report will be filed within the fifteenth calendar day following the prescribed due date. Revenues for the year ended December 28, 1996 were approximately $42,853,000 as compared to revenues of $37,969,000 for the comparable period during 1995. The net loss for the year ended December 28, 1996 was approximately ($2,928,000) or ($.29) per share as compared to the net income of $713,000 or $.07 per share for the comparable period during 1995.